Filed Pursuant to Rule 424(b)(3)
Registration No. 333-197767

DIVIDEND CAPITAL DIVERSIFIED PROPERTY FUND INC.

SUPPLEMENT NO. 5 DATED FEBRUARY 5, 2016

TO THE PROSPECTUS DATED SEPTEMBER 16, 2015

This prospectus supplement (this “Supplement”) is part of and should be read in conjunction with the prospectus of Dividend Capital Diversified Property Fund Inc., dated September 16, 2015, as supplemented by Supplement No. 1, dated November 13, 2015, Supplement No. 2, dated December 1, 2015, Supplement No. 3, dated January 5, 2016 and Supplement No. 4, dated February 1, 2016 (the “Prospectus”). Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus. The purpose of this Supplement is to disclose:

•	our entry into a new restricted stock unit agreement with our Advisor; and

•	the commencement of a self-tender offer for our Class E shares of common stock.

Restricted Stock Unit Agreement

The following disclosure supplements the section of the Prospectus entitled “The Advisor and the Advisory Agreement—Restricted Stock Unit Agreements.”

On February 4, 2016, we entered into a new Advisor RSU Agreement, pursuant to which we granted 124,451 Company RSUs to the Advisor with a vesting date of April 15, 2019. The terms of the new Advisor RSU Agreement are otherwise consistent with the terms of our prior Advisor RSU Agreements.

Commencement of a Self-Tender Offer for our Class E Shares of Common Stock

        On February 5, 2016, we commenced a self-tender offer to purchase for cash up to $30 million of our Class E shares, subject to our ability to increase the number of shares accepted for payment in the offer by up to but not more than 2% of the Company's outstanding Class E shares (resulting in a commensurate increase in the dollar volume by up to approximately $20.3 million) without amending or extending the offer in accordance with rules promulgated by the Commission, at a purchase price of $7.39 per share, net to the seller in cash, less any applicable withholding taxes and without interest. The Company's offer is being made upon the terms and subject to the conditions set forth in the Offer to Purchase, dated February 5, 2016, and in the related Letter of Transmittal, filed with the Commission on Schedule TO on February 5, 2016 and available at www.sec.gov. Unless extended or withdrawn, the offer will expire at 5:00 p.m. Central Time, on Monday, March 14, 2016.

        The purchase of Class E shares pursuant to the offer will have the following effects:

•	Depending on how many shares are purchased, the offer will decrease the amount of cash we have available for other purposes, such as making new investments, and will likely increase our leverage and our borrowing costs as we intend to finance a portion of the offer with borrowings.

•	If the purchase price is lower than our NAV, the purchases of shares pursuant to the offer may have a slightly positive impact to our NAV for remaining stockholders. This positive impact may result in better overall total stockholder returns for remaining stockholders, which may result in a slight increase to the performance-based advisory fee that is paid to our Advisor.

•	Purchases of shares pursuant to the offer will increase the proportionate interest of stockholders that do not tender their shares.

•	Class E stockholders who tender all of their shares will give up the opportunity to participate in any potential future benefits from owning shares, including the right to receive any future dividends or distributions that we may pay.

        Because there will be fewer outstanding Class E shares, we anticipate that the base management fees paid to our Advisor will decrease.